SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -------------------



                                 SCHEDULE 14D-9



          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934



                         Thermo Instrument Systems Inc.
                         ------------------------------
                            (Name of Subject Company)

                         Thermo Instrument Systems Inc.
                         ------------------------------
                      (Name of Person(s) Filing Statement)


                          Common Stock, $.10 par value
                         ------------------------------
                         (Title of Class of Securities)


                                   883559 10 6
                                   -----------
                      (CUSIP Number of Class of Securities)

                             Seth H. Hoogasian, Esq.
                         c/o Thermo Electron Corporation
                                 81 Wyman Street
                        Waltham, Massachusetts 02454-9046
                                 (781) 622-1000
                        ----------------------------------
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Investor Contact: 781-622-1111
Media Contact: 781-622-1252


                     Thermo Instrument Systems Exchange Ratio Set



WALTHAM, Mass., March 8, 2000 - Thermo Instrument Systems Inc. (ASE-THI) announced today that its parent company, Thermo Electron Corporation (NYSE-TMO), has set an exchange ratio of 0.85 shares of Thermo Electron common stock for each Thermo Instrument share, and is proceeding with its previously announced plan to take the company private.

      Thermo Electron expects to conduct the exchange offer for any and all outstanding Thermo Instrument shares held by minority shareholders during the second quarter of 2000. Thermo Electron currently owns approximately 88.7 percent of the outstanding shares of Thermo Instrument common stock and will condition the exchange offer on receiving acceptances from holders of enough shares so that, when combined with its current share ownership, Thermo Electron's ownership reaches at least 90 percent. If Thermo Electron achieves this 90-percent-ownership threshold, it will acquire all remaining outstanding shares of Thermo Instrument common stock through a "short-form" merger. In the short-form merger, minority shareholders who do not participate in the exchange offer would also receive 0.85 shares of Thermo Electron common stock in exchange for their Thermo Instrument shares.

      Obligations under Thermo Instrument's 4% convertible subordinated debentures due January 15, 2005, and its 4 1/2% convertible senior debentures due October 15, 2003, would be assumed by Thermo Electron in the short-form merger, and the debentures would be convertible into Thermo Electron common stock.

      The exchange offer and proposed subsequent short-form merger require Securities and Exchange Commission clearance of necessary filings; a short-form merger would not require Thermo Instrument board or shareholder approval.

     If Thermo Electron successfully obtains ownership of at least 90 percent of the outstanding Thermo Instrument shares, it expects to complete the spin-in by the end of the second quarter of 2000.

      Thermo Instrument Systems Inc. is a leading provider of analytical instruments used to identify complex chemical compounds, toxic metals, and other elements in a broad range of liquids and solids. The company also develops and manufactures instruments used to monitor radioactivity and air pollution; life science instruments and consumables; and imaging, inspection, measurement, and control instruments for various industrial processes. Thermo Instrument Systems is a public subsidiary of Thermo Electron Corporation. More information is available on the Internet at http://www.thermo.com/subsid/thi1.html.

Other Important Information:
      The exchange offer that is described in this announcement has not yet commenced. Once the exchange offer commences, we will file a solicitation/recommendation statement with the Securities and Exchange Commission (SEC). You should read this document when it becomes available because it will contain important information about the exchange offer. You can obtain the solicitation/recommendation statement and other documents that will be filed with the SEC for free when they are available on the SEC's web site at http://www.sec.gov. Also, if you write us or call us, we will send you the solicitation/recommendation statement for free when it is available.


                                     -more-

You can call us at (781) 622-1111 or write to us at:

      Investor Relations Department
      Thermo Instrument Systems Inc.
      81 Wyman Street, P.O. Box 9046
      Waltham, MA 02454-9046

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K for the year ended January 2, 1999. These include risks and uncertainties relating to: the company's acquisition and spinout strategies, competition and technological change, intellectual property rights and litigation, dependence on certain key industries and international operations, possible changes in governmental regulations, capital spending and government funding policies.




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